Exhibit 21

Subsidiaries of the Registrant

Name	Percent Ownership	State of Incorporation

Westbury Bank	100%	Federal

New Westbury LLC*	100%	Wisconsin

WBSB Real Estate LLC*	100%	Wisconsin

CRH, Inc.*	100%	Wisconsin

* Wholly owned subsidiary of Westbury Bank